UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50450
CUSIP NUMBER
NOTIFICATION OF LATE FILING	683707103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OPEN ENERGY CORPORATION
Full Name of Registrant

Not applicable
Former Name if Applicable

514 Via de la Valle, Suite 200
Address of Principal Executive Office (Street and Number)

Solana Beach, CA 92075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has filed this Form 12b-25 to notify the Commission that it was unable to timely file its Form 10-QSB for the fiscal quarter ended February 28, 2007 (the “Quarterly Report”).  The principal reasons for the delayed filing are:  The registrant is still in the process of completing its financial statements and Quarterly Report for the fiscal quarter ended February 28, 2007.  Management has been working diligently to complete the financial statement and anticipates that the Form 10-QSB will be filed within the time allowed by this extension.

This notice on Form 12b-25 contains forward-looking statements that reflect the Company’s current view with respect to future events and performance. These forward-looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to the anticipated date of filing the Company’s Form 10-QSB and other risks described in its filings with the Securities and Exchange Commission, and its anticipated results from operations.  More information about potential factors that could affect the Company’s business and financial results is included under “Risks Related to Our Business” in our Annual Report on Form 10-KSB, as amended, for the year ended May 31, 2006, and our other filings with the Securities and Exchange Commission.  Actual results could differ materially from those set forth in the forward-looking statements, as a result of such factors and the Company’s ongoing preparation and review of the Form 10-QSB. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice on Form 12b-25.  All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date any such statement is made.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffrey Stein	858	794-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?* If answer is no, identify report(s).

☒ Yes ☐ No

*	Excludes filings on Form 8-K as provided in Rule 144(c)(i) under the Securities Act of 1933, as amended.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The following table sets forth certain anticipated consolidated statements of operations data for the Company for the quarters ended February 28, 2007 and 2006.  The Company’s entire operations for the quarter ended February 28, 2006 are being treated as discontinued operations.  There may be additional adjustments to the anticipated results as the Company completes it work on the interim financial statements.

Quarters ended February 28, (in thousands):	2007	2006
Revenues, net	$1,779	$—
Gross profit (loss)	(348)	—

Selling, general and administrative	4,436	4,421
Research and development	264	243
Total operating expenses	4,700	4,664

Loss from operations	(5,048)	(4,664)
Other Income (expense)	(1,789)	(363)

Loss from continuing operations before income taxes	(6,837)	(5,027)

Income from discontinued operations	—	151

Net Income (loss)	$(6,238)	$(4,876)

OPEN ENERGY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 16, 2007	By:	/s/ Jeffrey Stein
Jeffrey Stein
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).